Exhibit 99.1

PRESS RELEASE

NANOBIOTIX TO HOST VIRTUAL KOL EVENT DISCUSSING POTENTIAL FIRST-IN-CLASS RADIOENHANCER NBTXR3 IN IMMUNOTHERAPY ON JUNE 11, 2021

Paris, France; Cambridge, Massachusetts (USA); June 7, 2021 - NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the “Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that it will host a virtual KOL event for analysts, investors, and the scientific community on Friday, June 11, 2021 at 8AM ET / 2PM CET. The event will feature several key opinion leaders, including current study investigators.

The Nanobiotix KOL event will provide an in-depth review of the immunotherapy data presented at the 2021 Annual Meeting of American Society for Clinical Oncology (ASCO) along with clinical perspectives on the implications of potential first-in-class radioenhancer NBTXR3 across the oncology landscape.

Registration for the event is now open on the events section of the Company’s website. A live webcast of the discussion and an archived recording will be available on the events section as well.

Nanobiotix Virtual KOL Event Program

Can NBTXR3 Turn Anti-PD-1 Non-responders into Responders and Deepen Response in Naïve Patients?

Agenda:
•	Opening Remarks (8:00AM ET / 2:00PM CET)
o	Presented by Jeffrey Bockman, PhD, EVP and Oncology Practice Head, Cello Health BioConsulting

•	NBTXR3 Mode of Action (8:05AM ET / 2:05PM CET)
o	Presented by Laurent Levy, PhD, co-founder and CEO, Nanobiotix

•	Overview of the Treatment Landscape: Promise and Limitations of Immunotherapy, and Rationale for Combination-based Approaches (8:10AM ET / 2:10PM CET)
o	Presented by Jared Weiss, MD, Associate Professor of Medicine, Division of Oncology, University of North Carolina Lineberger Comprehensive Cancer Center

•	Nanobiotix Study 1100 Safety and Efficacy Data Update (8:20AM ET / 2:20PM CET)
o
Presented by Tanguy Seiwert, MD, Assistant Professor of Oncology, Director, Head and Neck Cancer Oncology Disease Group, Johns Hopkins Medicine and Colette Shen, MD, PhD, Assistant Professor, Radiation Oncology, University of North Carolina Lineberger Comprehensive Cancer Center

•	NBTXR3 as a Potential Combination-agnostic Product, Rationale, and Future Opportunity (8:40AM ET / 2:20PM CET)
o	Presented by James Welsh, MD, Associate Professor, Department of Radiation Oncology, University of Texas MD Anderson Cancer Center

•	Discussion and Q&A, Implications of Study 1100 in Head and Neck Cancer and Beyond (8:50AM ET / 2:50PM CET)
o	Panel Discussion Moderated by Jeffrey Bockman

•	Summary Close (9:10AM ET / 3:10PM CET)
o	Presented by Jeffrey Bockman

***

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications, the development and commercialization of NBTXR3, and the execution of the Company’s development and commercialization strategy. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable.  However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive preclinical or early clinical result and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des marchés financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Stefanie Tuck +1 (917) 390-1394 Stefanie.tuck@porternovelli.com